

Mail Stop 3233

April 8, 2016

<u>Via E-mail</u>
Mr. Michel St-Pierre
Principal Financial Officer
Next Galaxy Corp.
1680 Michigan Avenue
Suite 700
Miami Beach, FL 33139

> **Re: Next Galaxy Corp.**
> **Form 10-K and 10-K/A for the fiscal year ended May 31, 2015**
> **Filed September 15, 2015 and September 28, 2015**
> **File No. 0-54093**

Dear Mr. St-Pierre:

We issued comments on the above captioned filings on February 19, 2016. On March 15, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities